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                                                                      EXHIBIT 11




                        Representations, Description and
                            Undertakings Pursuant to
                       Rule 6e-3(T)(b)(13)(iii)(F) Under
                       The Investment Company Act of 1940


Kemper Investors Life Insurance Company (KILICO) makes the following representations:

(1)      Section 6e-3(T)(b)(13)(iii)(F) is being relied upon.

(2) The level of the mortality and expense risk charge is reasonable in relation to the risks assumed and is within the range of industry practice for comparable products.

(3)      The methodology used to support the representation made in paragraph
         (2) above is based on an analysis of the levels of mortality and expense risk charges being made in relation to the risks assumed, as well as those in comparable flexible premium contracts filed with the Commission. Kemper Investors Life undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph (2) above.

(4) KILICO has concluded that there is a reasonable likelihood that the distribution financing arrangement will benefit the KILICO Variable Separate Account and policy owners. KILICO undertakes to keep and make available to the Commission on request the memorandum setting forth the basis for this representation.

(5) Kemper Investors Life represents that the KILICO Variable Separate Account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.